[redacted]

08030107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 66184

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Edgewater Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Airport Blvd. Suite 650
(No. and Street)

Los Angeles (City) | California (State) | 90045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ellington | (310) 568-9380 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 (Address) | Northridge (City) | California (State) | 91324 (Zip Code)

PROCESSED
MAR 2 5 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ellington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewater Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 23 day of JAN, 2008

Rochelle A. Hill
Notary Public

Signature

Title

ROCHELLE A. HILL
Commission # 1634494
Notary Public - California
Los Angeles County
My Comm. Expires Jan 3, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Howard M. Borris & Company, Inc.
DBA Borris/Nii/Valdez & Company, Inc.

Balance Sheet

As of December 31, 2007

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN or WITHOUT of the State of California)

I, Howard M. Borris, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 16th day of January at

Beverly Hills — California
City — State

[signature]
(Signature of person signing report)

President
(Title of person signing report)

Borris/Nii/Valdez and Company, Inc. — 801-15184
(Name of Licensee) — (File Number)

INSTRUCTIONS:

If the broker-dealer or investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Howard M. Borris & Company, Inc.
DBA Borris/Nii/Valdez & Company, Inc.:
Beverly Hills, California

We have audited the accompanying balance sheet of Howard M. Borris & Company, Inc. DBA Borris/Nii/Valdez & Company, Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Howard M. Borris & Company, Inc. DBA Borris/Nii/Valdez & Company, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2008

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
101

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Howard M. Borris & Company, Inc.
DBA Borris/Nii/Valdez & Company, Inc.
Balance Sheet
December 31, 2007

Assets

Current assets	
Fees and commissions receivable	$ 62,568
Other receivables	10,313
Due from stockholder	42,064
Total current assets	114,945
Furniture, equipment and leasehold improvements	
Office equipment	55,093
Furniture and fixtures	54,856
Computer equipment	53,242
Leasehold improvements	12,517
	175,708
Less accumulated depreciation	(164,711)
Total furniture, equipment and leasehold improvements, net	10,997
Other assets	
Security deposit	8,312
Other assets	831
Total other assets	9,143
Total assets	$ 135,085

Liabilities & Stockholder's Equity

Current liabilities	
Bank overdraft	$ 10,222
Accounts payable	23,543
Accrued payroll and related costs	7,520
Loan payable, current	2,649
Total current liabilities	43,934
Long-term liabilities	
Loan payable, long-term	3,533
Total long-term liabilities	3,533
Total liabilities	47,467
Stockholder's equity	
Common stock, $10 par value, 7,500 shares authorized, 100 shares issued and outstanding	1,000
Retained earnings	86,618
Total stockholder's equity	87,618
Total liabilities & stockholder's equity	$ 135,085

The accompanying notes are an integral part of this financial statement.

Howard M. Borris & Company, Inc.
DBA Borris/Nii/Valdez & Company, Inc.
Notes to the Financial Statement
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Howard M. Borris & Company, Inc., DBA Borris/Nii/Valdez & Company, Inc.(the "Company"), is an Investment Advisor as defined by Section 202(a)(11) of the Investment Advisors Act of 1940. Investment advisory services are provided primarily to individuals, trusts, and other business entities in Southern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fees and Commissions Receivable

The Company records its fees and commissions receivable when earned. Management has determined that an allowance for uncollectible fees and commissions receivable is not necessary.

Furniture, Equipment and Leasehold Improvements, net

Office equipment, furniture & fixtures, computer equipment ,and leasehold improvements are stated at cost. Depreciation and amortization are provided generally on a straight-line basis over the estimated lives of related assets as follows:

	Years
Office equipment	5
Furniture & fixtures	7
Computer software	5
Leasehold improvements	7

Depreciation and amortization expense for the year ended December 31, 2007, was $11,570.

Expenditures for replacements and betterments are capitalized, while repairs and maintenance are charged to expense as incurred.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company, with the consent of its Stockholder, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

Note 2: DUE FROM STOCKHOLDER

Amounts due from stockholder are unsecured, non-interest bearing, and due on demand. The amounts due from stockholder have been classified as current in the accompanying balance sheet. At December 31, 2007, the stockholder owed $42,064 to the Company.

Note 3: OTHER RECEIVABLES

Amounts consist due from 401(k) pension plan which were over-contributed during the year. These amounts are classified as current in the accompanying balance sheet.

Note 4: RELATED PARTY TRANSACTIONS

The Company provides certain investment services to its clients through an entity related by common control. The sole shareholder received $69,000 for tax services rendered during the year.

Note 5: EMPLOYEE BENEFIT PLAN

In 1998, the Company established the Borris/Nii/Valdez & Company, Inc. Employees' Deferred Compensation and Savings Plan ("the Plan") for the benefit of essentially all of the Company's employees. The Company must make a matching contribution up to a maximum of 2% of the participating employee's compensation, limited to 25% of the employee's contribution. The Company contributed $4,026 to the Plan during the year ended December 31, 2007.

Note 6: COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into a noncancellable operating lease agreement for office space in Beverly Hills, California, which commenced on August 29, 2002 and expires in August of 2009.

The Company also entered into a lease agreement for office equipment which matures in April of 2010.

Minimum future lease commitments are as follows:

December 31,	Amount
2008	$ 130,107
2009	77,000
2010	883
2011 & thereafter	-
Total minimum lease commitments	$ 207,990

Rent expense for the year ended December 31, 2007 (net of rental income of $22,680) amounted to $101,081.

Undue concentration of credit risk

Most of the Company's clients are in the entertainment industry.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

.Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Note 7: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>
(Continued)

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company

is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006.

Note 7: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

STATE OF CALIFORNIA

BUSINESS, TRANSPORTATION AND HOUSING AGENCY

Department of Corporations

MINIMUM FINANCIAL REQUIREMENTS WORKSHEET

Section 260.237.2 CCR

FILE NUMBER 203-27268

APPLICANT'S NAME: Howard M. Borris & Company, Inc., dba Borris/Nii/Valdez & Company, Inc.

COMPUTATION AS OF: December 31, 2007

TYPE OF REPORT (Initial, Annual, Interim): Annual

SUMMARY:

NET WORTH	From (b) below	A	$	45,554.00
MINIMUM NET WORTH REQUIRED	[Per Section 260.237.2(a)(b) CCR]	B	$	35,000.00
EXCESS/(DEFICIT) IN NET WORTH	[A-B]		$	10,554.00
EXCESS/(DEFICIT) IN NET WORTH @ 120%	From (d) below	C	$	3,554.00

NET WORTH [Per Section 260.237.2(d)]

TOTAL ASSETS			$	135,085.00
Less: EXCLUDED ASSETS	From (c) below	a		42,064.00
Total Allowed Assets				93,021.00
TOTAL LIABILITIES				47,467.00
NET WORTH (Total Allowed Assets - Total Liabilities)	(Transfer to A above)	b	$	45,554.00

EXCLUDED ASSETS [Per Section 260.237.2(d)]

NON CURRENT PREPAID EXPENSES			$	-
DEFERRED CHARGES				
GOODWILL				
FRANCHISE RIGHTS				
ORAGANIZATION EXPENSES				
PATENTS				
COPYRIGHTS				
MARKETING RIGHTS				
UNAMORTIZED DEBT DISCOUNT AND EXPENSE				
ALL OTHER ASSETS OF INTANGIBLE NATURE				
HOME, HOME FURNISHINGS, AUTOMOBILES AND OTHER				
PERSONAL ITMES NOT READILY MARKETABLE (INDIDIVIDUAL)				
ADVANCES OR LOANS TO STOCKHOLDERS AND OFFICERS				42,064.00
ADVANCES OR LOANS TO PARTNERS (PARTNERSHIP)				
TOTAL EXCLUDED ASSETS	(Transfer to a above)	c	$	42,064.00

120 % TEST [Per Section 260.237.2(d)]

NET WORTH	(From (A) above)		$	45,554.00
MINIMUM NET WORTH REQUIRED @ 120%	(From (B) above x 120%)		$	42,000.00
EXCESS/ (DEFICIT) IN NET WORTH @ 120%	(Transfer to C Above)	d	$	3,554.00

END